STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

October 23, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Patsy Mengiste

Re:	The Lazard Funds, Inc. Registration Statement on Form N-14 File Numbers: 333-137407; 811-06312

Ladies and Gentlemen:

On behalf of The Lazard Funds, Inc. (the “Fund”), transmitted for filing pursuant to Rule 497 under the Securities Act of 1933, as amended, is the definitive version of the Fund’s Registration Statement on Form N-14 (the “Registration Statement”), which contains a Prospectus/Proxy Statement (the “Prospectus/Proxy”), which reflects a proposal to the shareholders of Lazard Equity Portfolio, a series of the Fund (“Equity Portfolio”), to transfer Equity Portfolio’s assets, subject to its liabilities, to Lazard U.S. Strategic Equity Portfolio, another series of the Fund (“U.S. Strategic Equity Portfolio”).

The Prospectus/Proxy is marked to show changes made in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission that were provided to me by Ms. Patsy Mengiste of the Staff via telephone on October 13, 2006 on the initial Registration Statement that was filed on September 18, 2006.

For the convenience of the Staff, those comments have been restated below in their entirety, and the Fund’s response is set out immediately following each comment. Capitalized terms used but not defined in this letter are used as defined in the Prospectus/Proxy.

Letter to Shareholders

1.

Staff Comment: Please state, if true, that the expense ratio for the Combined Portfolio is higher for shareholders after the contractual fee waiver and expense reimbursement terminates after two years.

Response: Both the Open Shares and Institutional Shares of the Combined Portfolio are expected to have lower gross expenses after the reorganization than the Open Shares and Institutional Shares of Equity Portfolio.

Summary and Information about the Portfolios

Comparison of the Portfolios

2.

Staff Comment: Please disclose the consequences to shareholders of the fact that U.S. Strategic Equity Portfolio has an investment strategy to invest in a smaller number of issuers than Equity Portfolio.

Response: This disclosure was previously included in the Registration Statement under the subheading “Risk Factors.”

3.

Staff Comment: Please disclose the consequences to shareholders of the differences in the ability of the Portfolios to invest in derivative instruments and explain if the standards for investing in such instruments, and the risks associated therewith, varies by Portfolio.

Response: The requested change has been made. Neither Portfolio has any current intention of investing in derivatives.

Fees and Expenses

4.

Staff Comment: Please disclose in a footnote to the expense table the breakdown of “Other Expenses” for the Open Shares of U.S. Strategic Equity Portfolio and why they are materially higher than the “Other Expenses” of the Institutional and Open Shares of the other Portfolios, including the Institutional Shares of U.S. Strategic Equity Portfolio.

Response: The requested change has been made.

Expense Example

5.

Staff Comment: Please confirm that the expense example assumes the 1-year and 2-year contractual fee waivers and expense reimbursements for U.S. Strategic Equity Portfolio and the Combined Portfolio, respectively.

Response: Yes, the expense example assumes the 1-year and 2-year contractual fee waivers and expense reimbursements for U.S. Strategic Equity Portfolio and the Combined Portfolio.

Reasons for the Exchange

6.

Staff Comment: Please disclose the Board’s considerations of the effect of the reorganization on “Other Expenses” and the gross “Total Annual Operating Expenses” of the Institutional Shares and Open Shares of Equity Portfolio.

Response: The requested change has been made.

Additional Information about each Portfolio

Capitalization

7.	Staff Comment: Please add a column to the capitalization table to show the adjustments for each Portfolio of the reorganization costs. Response: The requested change has been made.

Pro Forma Financial Statements

Statement of Operations

8.

Staff Comment: Please explain the line item “Expenses—Amortization of offering expenses” as each Portfolio has completed a full year of operations and such cost should have been fully amortized as a one time expense.

Response: The Statement of Operations was based on pro formas for the year ended June 30, 2006. As U.S. Strategic Equity Portfolio commenced operations on December 31, 2004, the Portfolio was still amortizing its offering expenses during the six month period from July 1, 2005 to December 31, 2005, which is reflected in the pro forma period included in the Registration Statement. As of January 1, 2006, U.S. Strategic Equity Portfolio is no longer amortizing its offering expenses, and a footnote to that effect has been added to the Statement of Operations.

Notes to Financial Statements

9.

Staff Comment: Please confirm that each Portfolio uses the same valuation procedures or, if not, please add disclosure explaining the difference and the possible effect on shareholders.

Response: The Portfolios use the same valuation procedures.

General

10.

Staff Comment: Please supplementally explain, using the factors set forth in North American Security Trust (SEC No-Action Letter, pub. avail. August 5, 1994), why it is appropriate to use U.S. Strategic Equity Portfolio as the accounting survivor of the reorganization.

Response: The five factors, along with the explanation, are as follows:

•	Relative Asset Size. As of September 30 2006, Equity Portfolio and U.S. Strategic Equity Portfolio had net assets of approximately $61 million and $60 million, respectively. Although the net assets of the Portfolios are similar, over the last year, the net assets of Equity Portfolio have fallen, while U.S. Strategic Equity Portfolio has grown substantially since its inception in December 2004.

•	Investment Adviser. Lazard Asset Management LLC serves as the investment adviser to both Portfolios. The primary portfolio managers of the Combined Portfolio will be the same team that manages U.S. Strategic Equity Portfolio.

•	Investment Objective, Policies and Restrictions. The Combined Portfolio will have the same investment objective, policies and restrictions as U.S. Strategic Equity Portfolio.

•	Expense Structure; Ratios. Each of Equity Portfolio, U.S. Strategic Equity Portfolio and the Combined Portfolio have the same management fee and 12b-1 fee (for Open Shares). The Combined Portfolio is expected to have a lower expense ratio, for both Open and Institutional Shares, than the Open and Institutional Shares for each of Equity Portfolio and U.S. Strategic Equity Portfolio.

•	Portfolio Composition. The portfolio composition of the Combined Portfolio will mostly closely resemble that of U.S. Strategic Equity Portfolio; however, both Portfolios have similar portfolio composition given the similar investment strategies.

11.

Staff Comment: Please confirm if there is an expected sell-off or realignment of Equity Portfolio’s investments as a result of the reorganization. If a sell-off (sales of Equity Portfolio’s securities prior to the reorganization) occurs, please add disclosure to alert shareholders to the potential for increased capital gains distributions prior to the reorganization. If a realignment of the Combined Portfolio’s investments contributed by Equity Portfolio will occur subsequent to the reorganization, please identify those securities in the Schedule of Investments.

Response: The Fund does not expect a sell-off or realignment of Equity Portfolio's investments as a result of the reorganization.

*     *     *     *      *     *     *

We hope the Staff finds this letter and the revisions in the Registration Statement responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding the Registration Statement, they should call the undersigned at 212.806.6443 or Janna Manes at 212.806.6141.

Very truly yours,

/s/ Nicole M. Runyan
Nicole M. Runyan

cc: Janna Manes